Exhibit 99.1

 2017-11-30

PRESS RELEASE

Oasmia has completed a private placement of new convertible instruments in a total amount of SEK 28,000,000

Uppsala, Sweden November 30, 2017 – Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) hereby announces that the Company has completed a private placement of a convertible loan in the amount of SEK 28,000,000 with an interest rate of 8 per cent per year directed to and placed with a limited group of investors and paid in cash (the “Private Placement”). The convertible instrument issue is expected to provide the Company with SEK 28,000,000 before transaction related costs.

The Private Placement has enabled Oasmia to place 28 new convertible instruments with a limited group of investors at a nominal value of SEK 1,000,000 per convertible instrument through an accelerated book building procedure.

The proceeds from the Private Placement will be used to partially replace already repaid debt instruments, which the Company issued 9 June 2017. The total amount outstanding under the debt instruments were originally MSEK 42, of which MSEK 34 have already been repaid, hence MSEK 8 is still outstanding under the debt instruments. These debt instruments replaced Oasmia’s convertible loan 2016:2.

In order to enable the placement, the Board of Directors of Oasmia has, by virtue of the authorisation granted by the Annual General Meeting held on 25 September 2017, resolved on a directed issue of a new convertible loan in the amount of SEK 28,000,000. The convertible instruments have been subscribed at 100 per cent of the nominal amount and the convertible loan bear an interest rate of 8 per cent per year. The conversion rate is based on the closing price of Oasmia’s shares on Nasdaq Stockholm on 29 November with premium and will amount to SEK 3.10. The term of the loan is approximately one year with a maturity date on 30 November 2018 if not converted to shares earlier. The terms of the convertible instruments are based on the accelerated book building procedure on 29 November 2017 and the Board of Directors has thereby ensured that the terms of the convertible instruments corresponds to fair market standards.

If the convertible loan is fully converted into shares, the number of shares in Oasmia increases by 9,032,258 from 176,406,372 to 185,438,630 and the share capital increases by SEK 903,225.80 from SEK 17,640,637.20 to SEK 18,543,863. In the event of a full conversion into shares, the dilution effect will amount to approximately 4.9 per cent.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important Information

Issuance, publication or distribution of this press release in could in certain jurisdictions be unlawful. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else. Any securities referred to in this communication may not be offered or sold in any jurisdiction absent registration under applicable securities laws or an exemption from registration.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on 30 November 2017.